Exhibit 99.7

ADS VOTING INSTRUCTIONS CARD

This ADS Voting Instructions Card must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on October 29, 2009 for action to be taken.

2009 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES
Chartered Semiconductor Manufacturing Ltd. (the “Company”)

ADS CUSIP No.:	16133R205.

ADS Voting Record Date:	October 5, 2009.

Meetings Specifics:	Court Meeting — November 4, 2009 at 11:00 A.M. (Singapore time) at Republic Polytechnic Lecture Theatre at W2(LT-W2), Level 1, 9 Woodlands Avenue 9, Singapore 738964. The Extraordinary General Meeting (“EGM” and together with the Court Meeting, the “Meetings”) of Shareholders will take place in the same location as soon as the Court Meeting ends.

Meetings Agendas:	Please refer to the Scheme Document and the EGM Proxy Statement, both dated October 9, 2009, enclosed herewith.

Depositary:	Citibank, N.A.

Deposit Agreement:	Deposit Agreement, dated as of November 4, 1999, as amended by Letter Agreement dated as of September 26, 2007.

Deposited Securities:	Ordinary Shares of the Company.

Custodian:	Citibank Nominees Singapore Pte Ltd.
The undersigned holder, as of the ADS Voting Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Court Meeting, Extraordinary General Meeting of Shareholders and Termination of ADR Facility, and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meetings (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.
Please note that the Company has informed the Depositary that voting at the Meetings will be by poll.
Please indicate on the reverse side hereof how the Deposited Securities you hold are to be voted. This ADS Voting Instructions Card must be marked, signed and returned on time in order to be counted.
By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

Agenda for the Court Meeting
1.	To approve the scheme of arrangement under Section 210 of the Companies Act, Chapter 50 of Singapore, to effect the proposed acquisition of the Company by ATIC International Investment Company LLC.

Agenda for the EGM
2.1.	To approve the Adoption and Inclusion of new Article 4B in the Articles of Association of the Company.

2.2.	To approve the Adoption and Inclusion of new Article 4A. 16(6A) in the Articles of Association of the Company.
Voting Instructions
Issues                      Chartered Semiconductor Manufacturing Ltd.

	For	Against	Abstain

Resolution 1	☐	☐	☐

Resolution 2.1	☐	☐	☐

Resolution 2.2	☐	☐	☐
 B  Authorized Signatures — Sign Here — This section must be completed for your instructions to be executed.
If this ADS Voting Instructions Card is signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.
Please be sure to sign and date this ADS Voting Instructions Card.
Please sign your name to this ADS Voting Instructions Card exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. An ADS Voting Instructions Card executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 — Please keep signature within the box	Signature 2 — Please keep signature within the box	Date (mm/dd/yyyy)
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